Exhibit 99.2

October 27, 2023

Yandex Q3 2023 Earnings: Letter to Shareholders

1. Introduction and Overview

●	The external environment in which we operate remains challenging for our businesses, teams and shareholders. Nevertheless, we managed to maintain a solid growth profile (led by our core advertising segment) and to improve operational efficiency across multiple businesses (including Yandex Market, Lavka, Grocery and Food Delivery, as well as Plus and Entertainment services, which retained a positive adjusted EBITDA for the second quarter in a row). Overall, we finished the quarter with our total group revenue increasing by 53.8% year-on-year and amounting to RUB 204.8 billion. The company’s adjusted EBITDA reached RUB 26.5 billion, delivering a 13% margin, and our adjusted Net Income amounted to RUB 3.4 billion.
●	Product-wise, we focused on further advancement and integration of our AI models, including a release of an updated version of YandexGPT and further integration of our large language model into more of our products and services (such as search, Yandex Browser, Yandex Market, Yandex Lavka and others).
●	In Q3 2023, we increased our headcount by 29% year-on-year to 25,703 full-time employees as of the end of September of 2023 (up 6% compared to June 2023), which was primarily driven by growth in Search and Portal, Yandex Cloud and Yandex Market. During Q3 2023, our staff turnover further improved and remained below the corresponding quarters of 2022 and 2021, including among developers.
●	Yandex’s Board of Directors remains fully committed to the goal of completing the proposed corporate restructuring and the divestiture of the company’s core businesses, including all Russia-based businesses.
●	We have taken a number of important, concrete steps to prepare for the consummation of the proposed divestiture, including receiving consent from the Class A shareholders for the Board to undertake preparatory corporate restructuring steps, i.e., the merger of certain intermediate Dutch holding companies into Yandex N.V. The company has also obtained one of the required approvals from the Government Commission for Control over Foreign Investments in the Russian Federation of the internal restructuring of the group, which is a pre-requisite for the divestiture. We have also made progress towards completing other necessary steps of our corporate restructuring plan.
●	The proposed restructuring would be subject to further shareholder approval (including separate approval by our Class A shareholders), and the company continues to aim to bring a restructuring proposal to shareholders for approval by the end of this year.
●	Below are our comments on our Q3 2023 results across the key businesses.

2. Search & Portal and Advertising

●	Search & Portal revenue increased by 47.9% year-on-year in Q3 2023. This growth was mainly driven by the solid performance of our core search business and the Yandex Advertising Network (YAN) on the back of our investments in the expansion of advertising inventory, along with development and efficiency improvements of our ad-products and technologies.
●	We are seeing continued solid growth so far in October, though the pace continues to gradually normalize.
●	Search continued to be the most significant contributor to our advertising revenue. In Q3 2023, our total search share reached 62.6%, up 0.6 pp on a year-on-year basis supported mainly by our distribution activities and product improvements. The latter include developing e-commerce scenarios in search (by providing comprehensive information in product cards to make a measured purchase decision) and improving the efficiency of search results by integrating our large language model YandexGPT into article retelling feature on Yandex Browser, the quick answers in a beta test and the content summarization from product reviews. We have also introduced a number of improvements to video formats, including subtitles for videos in Russian on desktop and the real-time translation for live streams into Russian on YouTube on Yandex Browser. Our search share on iOS reached 49.8% in Q3 2023, an increase of 1.5 pp compared to a year ago, while on Android our search share amounted to 62.5%, up 0.6 pp compared to Q3 2022.
●	Our ad network has consistently demonstrated strong performance, outpacing the growth rates of our core search, supported by the expansion of our ad inventory, particularly on mobile: for example, ad revenue in partner apps grew by 74% year-on-year in Q3 2023. We also continued developing new ad formats to better monetize advertising inventory.

During the quarter, we introduced the ad banner on SERP, which has proven to be an efficient brand advertising solution leading to an approximate 20% increase in post-view conversion rates. Another recently launched brand ad format, video banner, also demonstrated solid results with over 50% growth in conversion rates in beta testing.
●	Product-wise, the e-commerce sector remains one of our strategic focus areas. During the quarter, we enhanced our Product campaign, our automated advertising instrument to promote goods and online stores, by simplifying the automated creation of video formats for a wider range of products and the promotion of specific product categories on a website. In addition, we significantly improved targeting of the Product Gallery (an ad solution featuring product cards from different sellers under the search bar), which translated to incremental GMV growth for e-commerce clients. Our efforts to improve ad products and technologies tailored for e-commerce resulted in a 44% year-on-year increase (from a higher base) of ad budgets related to this sector in Q3 2023.
●	We maintain our focus on enhancing advertising efficiency while also further expanding the range of automated solutions. Our conversion-oriented strategies (aimed at better customization and higher ad efficiency for our clients) already contribute over half to Search & Portal ad revenue and 75% to Yandex’s Advertising Network revenue as of the end of Q3 2023. We also continued to concentrate on the improvement and expansion of automatic targeting algorithms, which as of the end of Q3 2023 delivered almost half of performance-based ad revenue on Search and around 80% on YAN.
●	In Q3 2023 Search & Portal generated adjusted EBITDA of RUB 47.0 billion, which implies a margin of 52.0% vs. 56.6% in Q3 2022. The solid margin mainly reflects a positive operating leverage effect on the back of strong ad revenue growth, while the year-on-year dynamic is driven by an increase in personnel as well as marketing and advertising expenses from the low base of last year.

3. Mobility

●	In Q3 2023, GMV of our Mobility services, including our ride-hailing, scooters and car-sharing businesses, grew by 51% to RUB 299 billion. This growth was supported by triple-digit growth of CIS and EMEA countries, as well as growing demand for ride-hailing services in Russia amid continuing driver and vehicle undersupply and growing share of non-economy tariffs in the ongoing shift of new vehicle supply on the market towards upper-class models.
●	The number of active users in our Yandex Go application grew to 43.5 million in September 2023, up 19% year-on-year and 3% compared to June 2023. Order frequency during the quarter increased to 7.3 trips per user per month on average despite a strong inflow of new active riders, who typically have lower ride frequency.
●	Our international taxi segment again performed well. In Q3 2023, CIS and EMEA countries continued to drive the overall growth of trips, contributing more than 75% of the increase in Ride-hailing trips in absolute terms, while trips in Russia grew 6% year-on-year. In September the total share of ride-hailing trips outside of Russia reached 37% compared to 29% a year ago.
●	We ended the quarter with 1.5 million active drivers on the platform, while the share of drivers outside of Russia reached almost half of all driver supply. Our domestic Ride-hailing business continued to face a number of challenges in Q3 2023, including a deficit of economy class cars in the market and a restricted supply of drivers. In Q3 2023, the inflow of new drivers in our ride-haling service in Russia declined by 15% year-on-year. Together, these factors significantly increased the surge coefficient which serves to balance demand and supply on our platform and ensures minimum waiting time for a car and its availability.
●	Overall, in Q3 2023 partners’ earnings increased by 52% and totaled RUB 262 billion, growing faster than GMV, on the back of significant increase in partners' expenses due to industry-wide challenges. In Q3 2023 we increased incentives to encourage higher driver supply, mostly in our domestic market. Driver incentives grew by 66% year-on-year. Our effective take rate remained below 10% in Q3 2023 and was 80 basis points lower than in Q3 2022.
●	Our other shared transportation services include the Drive (car-sharing) and Scooter businesses. As of the end of Q3 2023, Drive operated 15.3 thousand cars, while the Scooters fleet almost tripled year-on-year to 56 thousand.

4. E-commerce

●	In Q3 2023, E-commerce GMV grew by 67% year-on-year, resulting in an absolute GMV amount of RUB 121.2 billion. Our FMCG vertical (which includes Lavka in Russia, Market 15, Eats and Market Delivery grocery segment and Market FMCG) grew even faster – by 86% year-on-year. Yandex Market GMV grew by 1.6 times, while our merchants’ GMV grew at a slightly faster pace of 1.7 times year-on-year as the share of 1P continued to decrease from 16% in Q2 2023 to 13% in Q3 2023.

●	During the quarter, we observed an increase in promotional activity from the largest players in the market, while we maintained our focus on unit economics. In Q3 2023 our total E-commerce unit economics improved by 2 pp year-on-year and turned positive, despite industry-wide constraints, including rising operational costs due to inflation, as well as labor shortages.
●	Yandex Market was the largest contributor to improvements in unit economics in the E-commerce segment and managed to achieve a positive level in the last month of the quarter. The Yandex Market team has focused on increasing the efficiency of 1P sales (optimization of share, improvement of procurement process and the turnover of goods), improving fulfillment and delivery operations, growing marketing revenue and re-balancing merchants’ commissions, which helped not only unit economics, but also led to an improvement of cash burn by 16 percentage points of GMV compared to the corresponding quarter last year. Lavka Russia maintained positive double digit unit economics and reported positive adjusted EBITDA for the third quarter in a row, while unit economics of the Eats and Market Delivery grocery vertical approached breakeven and improved both year-on-year and sequentially. During the quarter we focused on deepening synergies between our E-commerce businesses via optimization of assortment across our operational models, improving fulfillment and delivery operations as well as advertising revenues.
●	We continue to leverage Lavka dark stores as a part of our E-commerce logistics infrastructure and further scale Market “delivery-by-click" service. The share of Market parcels delivered by click through Lavka darkstores in Moscow and Saint-Petersburg reached 20% in September, while almost a quarter of such parcels generated additional GMV for Lavka (twice as high as a year ago).
●	Advertising revenues of Yandex Market grew four times year-on-year in absolute terms and reached 3.5% of Yandex Market GMV in Q3 2023. During the quarter we improved ad recommendations that significantly increased the number of ad clicks in our performance tool “Sales Boost”, driving growth of merchants’ GMV and demand for CPA advertising tools on the platform. The share of “Sales Boost” exceeded two thirds of our ad revenues in Q3. We also worked on affordability of CPM advertising products to a wider group of merchants, who now can buy display impressions in their merchant accounts along with vendors. The implementation of these changes throughout the quarter translated into a further increase of Yandex Market advertising revenue share as percent of GMV in September 2023.
●	We continued developing a range of private brands across our E-commerce verticals to improve the attractiveness of our platform and further diversify our assortment. Sales of private goods under proprietary brands already account for approximately 1% of the total Market’s GMV and more than 15% of the Lavka Russia GMV. Our Yandex Market private brands portfolio consists of 7 brands with a total number of 400 high-margin SKUs in more than 50 categories, in some of which our brand holds top popularity positions (e.g., ‘Junion’ brand has become top-3 in a Kids category by the end of September).
●	Among other developments in the Yandex Market business, we note the following:
o	The number of active sellers increased by 95% year-on-year in Q3 2023 to 68.4 thousand, while the number of total unique sellers listed on our platform reached 100 thousand as of October 2023. We continued to enhance our B2B offering including improved analytical tools on sales dynamic, pricing, effectiveness of ad campaigns, and stock management, as well as updating API integration tools and expanding the use of Yandex GPT capabilities. We have also expanded the scope of our fintech product for merchants ‘Cash Advance’, providing them with financial support to develop their businesses and grow sales on our platform.
o	As of the end of Q3 2023, the total number of SKUs offered on Yandex Market increased by 19% year-on-year to 58.5 million with the Apparel, Pharmacy and Home categories being among the fastest growing year-on-year. We have extended the terms of sale of IKEA stock, which allows us to sell these IKEA products until December 31, 2024. We have also entered into several partnerships with key large merchants (e.g., Hoff, Sportmaster and others) to further expand and diversify our assortment.
o	The number of active buyers grew by 40% year-on-year to 17.6 million, driven by improvements in our B2C product and user experience. In Q3 2023, the total number of orders doubled year-on-year and reached 23.4 million. During the quarter, we launched Upgraded Split, a Yandex Bank credit product with special conditions (no initial payment and one- or two-year terms), which already accounts for 20% of all orders made with Split. Overall, every fourth purchase on Yandex Market in September 2023 was made by using Split.
o	The number of daily average users of Yandex Market increased by more than 2.2 million per day in Q3 2023 compared to Q3 2022 and reached 7.5 million users.

5. Other O2O services:

●	GMV of our other O2O services grew by 79% year-on-year in Q3 2023 with Yandex Delivery and Yandex Food Delivery services including Market Delivery, being the largest contributors, with the growth exceeding 109% year-on-year.

●	Our Food Delivery business further improved operational efficiency with the share of batched orders reached 40% in Q3 2023. This allowed us to meet the growing demand amid courier undersupply in our domestic market. Growing order density and efficient batching led to higher courier utilization and an increase in their earnings. On a per-hour basis courier earnings grew 30% year-on-year in Q3 2023.
●	Our last- and middle-mile Delivery business exceeded the level of 700 thousand parcels per day in September 2023 on the back of growing penetration of E-commerce and food delivery in Russia, as well as international expansion. The share of deliveries outside of Russia reached 30% of total deliveries in September 2023. Yandex Delivery GMV grew by 90% year-on-year in Q3 2023. We increased our investments in courier supply to cope with the growing demand for delivery services, which resulted on a per-hour basis courier earnings increased 25% year-on-year in Q3 2023.

6. Additional comments on other fast-growing businesses:

●	Plus and Entertainment Services revenues delivered solid 123% year-on-year growth primarily driven by the growth of subscription revenue (which increased by 92% year-on-year) on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including advertising. The number of Yandex Plus subscribers reached 25.8 million (up 63% year-on-year) as of the end of Q3 2023. Average revenue per paying subscriber in September 2023 increased by 41% year-on-year.
●	Plus subscribers continued to demonstrate higher frequency (by 36%) and higher spending (by 71%) compared to non-Plus users across our key transactional services as well as better retention. Plus subscribers generate a substantial part of GMV for our Food Delivery and E-commerce services: on average, two-thirds of GMV for Yandex Lavka, Yandex Eats, Market Delivery and Yandex Market.
●	Kinopoisk continues to maintain its top position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK report for Q3 2023. We believe high quality and varied content is the key factor helping us to further strengthen our leadership position: in Q3 2023 we announced 11 upcoming original projects in the 2023-2024 season as well as a musical adaptation.
●	Yandex Afisha retained its leading position: according to a GfK report for Q3 2023 our ticketing service is used more often compared to other players in Russia. Yandex Afisha sold 3.5 million tickets in Q3 2023 (up 95% year-on-year), reaching 12 million tickets sold for the first nine months of the year (up 79% year-on-year). In particular, Afisha sold the most tickets (around 67%) directly to users within its websites and mobile apps. Another part of Yandex Afisha’s business is our B2B platform, providing partners with efficient and secure ticket sales management on their platforms, including payment processing. In Q3 2023, GMV of 1P ticket sales increased by 133% year-on-year to RUB 4.3 billion, while GMV of tickets sold by partners through our B2B platform grew by 71% year-on-year to RUB 1.5 billion.
●	Yandex Music continues to lead among music streaming services in terms of the number of subscribers (both total and paid subscribers), according to a GfK report for Q3 2023. We further expanded our Yandex Music library as well as non-music content and content specifically tailored for kids. The number of podcasts and audiobook episodes available has now exceeded 1.4 million.
●	We remain focused on cross-service launches that are supported by multiple services across the Yandex platform: during the third quarter, Victor Pelevin's twentieth novel "Journey to Eleusis" released on Bookmate was also advertised in our Yandex Go super app with its 43.5 million monthly audience in audio and text formats, while the release of comedy series "Cyber Village" on Kinopoisk was supported by the sale of limited edition Yandex Stations dedicated to the series on Yandex Market. Such cross-service launches support growth of ecosystem customers and improve customer retention.

●	Yandex Cloud revenues increased 60% year-on-year in Q3 2023, supported by product portfolio expansion as well as an improvement in our market share on the back of increasing demand for our services. During the last quarter we offered to our B2B clients a testing access to the Yandex GPT technology and Yandex SpeechSense, a speech analytics service with Yandex GPT. Security of our customers data and IT systems remains one of our priorities: in Q3 2023 we also introduced Smart Web Security, a service for protecting a company's web applications from a complex attacks.

●	The revenue of Devices and Alice grew by 94% year-on-year to RUB 7.2 billion in Q3 2023 due to devices sales growth supported by our efficient targeted marketing activities and the expansion in the range of models available. Since the launch of our first smart device in late 2018, we have sold about 8 million Yandex Stations. During the last quarter we introduced TV Station and TV Station Pro that represent a new category of TVs and combine the capabilities of a smart speaker with our virtual assistant Alice and smart TV in one device. This is a unique product that has no analogues on the Russian market. In partnership with Xiaomi, we introduced the first smart display powered by our virtual assistant, Alice. In Q3 2023, we launched a new Alice feature which has the ability to accept orders through our hyperlocal convenience store delivery service Yandex Lavka. Monthly active users of Alice grew to 61.5 million as of September 2023.

●	During Q3 2023 our Fintech team launched their own first saving product known as Saver, as well as an updated version of our payment service application Yandex Pay, which allows clients to pay for both online and offline purchases and aggregates all our financial services in one application.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of October 27, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA, adjusted EBITDA margin and adjusted Net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated October 27, 2023.